FILED BY IMCO RECYCLING INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NO.: 1-7170

SUBJECT COMPANY: COMMONWEALTH INDUSTRIES, INC.

COMMISSION FILE NO.: 0-25642

Forward-Looking Statements

Certain statements set forth above may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements regarding the consummation of the closing of the definitive merger agreement and IMCO’s and Commonwealth’s and their respective subsidiaries’ expected future financial position, results of operations, cash flows, funds from operations, dividends, financing plans, business strategy, budgets, projected costs, capital expenditures, anticipated synergies, competitive position, technical capabilities, access to capital and growth opportunities are forward-looking statements. Such forward-looking statements are based on management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which IMCO and Commonwealth are unable to predict or control, that may cause the combined companies’ actual results or performance to materially differ from any future results or performance expressed or implied by such statements. Such factors may include, without limitation, the ability to complete the merger while obtaining the approval of the regulatory agencies and shareholders, the ability to successfully integrate and achieve cost savings and revenue enhancements in connection with the transaction, the success of the implementation of the information system across both companies, the effect of global economic conditions, the ability to achieve the level of cost savings or productivity improvements anticipated by management, the effect (including possible increases in the cost of doing business) resulting from war or terrorist activities or political uncertainties, the ability to successfully implement new marketing and sales strategies, the impact of competitive products and pricing, product development and commercialization, availability and cost of critical raw materials, the ability to effectively hedge the cost of raw materials, capacity and supply constraints or difficulties, any increase in the cost of capital, the success of IMCO and Commonwealth in implementing their respective business strategies, and other risks as detailed in the companies’ various filings with the SEC.

Additional Information

IMCO will be filing a Registration Statement on Form S-4 and IMCO and Commonwealth will file a joint proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by IMCO free of charge by requesting them in writing from IMCO or by telephone at (972) 401-7200. You may obtain documents filed with the SEC by Commonwealth free of charge by requesting them in writing from Commonwealth or by telephone at (502) 589-8100. IMCO and Commonwealth, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of IMCO and Commonwealth in connection with the merger. Information about the directors and executive officers of IMCO and their ownership of IMCO stock is set forth in the proxy statement for IMCO’s 2004 Annual Meeting of Stockholders. Information about the directors and executive officers of Commonwealth and their ownership of Commonwealth stock is set forth in the proxy statement for Commonwealth’s 2004 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

The following documents are filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Merger Fact Sheet posted on joint merger announcement website at cmin-imr.mergerannouncement.com

Merger Fact Sheet

Companies	Commonwealth Industries, Inc.	IMCO Recycling Inc.

Tickers	NASDAQ/NM: CMIN	NYSE: IMR

Descriptions	Commonwealth Industries, Inc. is one of North America’s leading manufacturers of aluminum sheet for distributors, transportation, construction and consumer durables end-use markets. The company has direct-chill casting facilities in Kentucky and continuous casting mini-mills in Ohio and California. Commonwealth also is a leading manufacturer of innovative electrical products through its Alflex operations in California and North Carolina.	IMCO Recycling Inc. is one of the world’s largest recyclers of aluminum and zinc. The company has 21 U.S. production plants and five international facilities located in Brazil, Germany (two locations), Mexico and Wales. IMCO Recycling’s headquarters office is located in Irving, Texas.

Headquarters	500 West Jefferson Street Citizens Plaza – 19th Floor Louisville, KY 40202-2823 Tel: (502) 589-8100	5215 North O’Connor Boulevard Suite 1500 Irving, TX 75039 Tel: (972) 401-7200

Production Facilities	8 plants in the US	21 production plants in the US and 5 international facilities

Fiscal Year End	December 31	December 31

Transaction Summary	Structure
	•	All stock transaction with total combined equity market capitalization of $345 million as of 6/16/04 market close
	•	Fixed exchange ratio – Commonwealth shareholders receive 0.815 shares of IMCO for each outstanding share

Ownership

	•	Upon close Commonwealth shareholders will own approximately 46% of the combined entity and IMCO shareholders will own 54%

Strategic Rationale	Operating
	•	Strengthens and leverages key materials capabilities
	•	Improves competitive position via scale and scope
	•	Accelerates the ability to pursue future growth opportunities
	•	Leverages technology to develop new products and solutions
	•	Reduces end-market concentration
	•	Streamlines cost structure

Financial

	•	Expect to generate significant operational synergies
	•	The transaction is expected to be accretive to both sets of shareholders upon achieving the full run-rate of synergies

	•	Opportunity to de-lever over time

Capital Markets

	•	Increases float and share liquidity
	•	Improves access to capital

Board of Directors	4 directors each from IMCO and Commonwealth, and Chairman/CEO

Senior Management	•	Chairman and CEO – Steven J. Demetriou
	•	CFO – Michael D. Friday
	•	President, Recycling & Alloys Division – Richard L. Kerr
	•	President, Aluminum Fabricating Division – John J. Wasz